Exhibit 19.1

INVECH HOLDINGS, INC.

INSIDER TRADING POLICY

(ADOPTED DURING THE PERIOD ENDING DECEMBER 31, 2024)

INTRODUCTION

During the course of your relationship with Invech Holdings, Inc. (the “Company,” “we,” “us” or “our”), you may receive material information that is not yet publicly available (“material nonpublic information”) about the Company or other publicly traded companies that the Company has business relationships with. Material nonpublic information may give you, or someone you pass that information on to, a leg up over others when deciding whether to buy, sell or otherwise transact in the Company securities or the securities of another publicly traded company. This policy sets forth guidelines with respect to transactions in the Company securities and in the securities of other applicable publicly traded companies, in each case, by the Company’s employees and directors, as well as the Company’s consultants who are advised that they are subject to this policy or who may become aware of material nonpublic information (“designated consultants”), and any other persons or entities subject to the provisions of this policy as described below.

STATEMENT OF POLICY

It is the policy of the Company that an employee, director or designated consultant of the Company (or any other person or entity subject to this policy) who is aware of material nonpublic information relating to the Company may not, directly or indirectly:

1.	Engage in any transactions in the Company securities, except as otherwise specified under the heading “Exceptions to this Policy” below;
2.	Recommend the purchase or sale of any the Company securities;
3.	Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, such as family, friends, business associates and investors, unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
4.	Assist anyone engaged in the above activities.

The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to the Company at the time of the transaction.

The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

It is also important to note that the laws prohibiting insider trading are not limited to trading by the insider alone; advising others to trade on the basis of material nonpublic information is illegal and squarely prohibited by this policy. Liability in such cases can extend both to the “tippee”—the person to whom the insider disclosed material nonpublic information—and to the “tipper”—the insider. In such cases, you can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. For these and other reasons, it is the policy of the Company that no employee, director or designated consultant of the Company (or any other person or entity subject to this policy) may either (a) recommend to another person or entity that they buy, hold or sell the Company securities at any time when in possession of material nonpublic information or (b) disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons (unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company).

In addition, it is the policy of the Company that no person subject to this policy who, in the course of such person’s relationship with the Company, learns of any confidential information that is material to another publicly traded company, including but not limited to, a supplier, partner or collaborator of the Company or an economically-linked company such as a competitor of the Company, may trade in that other company’s securities until the information becomes public or is no longer material to that other company.

There are no exceptions to this policy, except as specifically noted above or below.

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TRANSACTIONS SUBJECT TO THIS POLICY

This policy applies to all transactions in securities issued by the Company, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company securities. Accordingly, for purposes of this policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of the Company’s common stock in the public market but also any other purchases, sales, transfers, gifts or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

PERSONS SUBJECT TO THIS POLICY

This policy applies to you and all other employees, directors and designated consultants of the Company and its subsidiaries. This policy also applies to members of your family who reside with you, any other persons with whom you share a household, any family members who do not live in your household but whose transactions in the Company securities are directed by you or are subject to your influence or control and any other individuals or entities whose transactions in securities you influence, direct or control. However, this Policy does not apply to any entity that you influence, direct or control if such entity invests in securities in the ordinary course of its business (e.g., a venture or other investment fund), provided that such entity has established its own insider trading controls and procedures in compliance with applicable securities laws. The foregoing persons who are deemed subject to this policy are referred to in this policy as “Related Persons.” You are responsible for making sure that your Related Persons comply with this policy.

MATERIAL NONPUBLIC INFORMATION

Material information

It is not always easy to figure out whether you are aware of material nonpublic information. But there is one important factor to determine whether nonpublic information you know about a public company is material: whether the information could be expected to affect the market price of that company’s securities  or to be considered important by investors who are considering trading that company’s securities. If the information makes you want to trade, it would probably have the same effect on others. Keep in mind that both positive and negative information can be material.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered material nonpublic information until publicly disclosed within the meaning of this policy. There may be other types of information that would qualify as material information as well; use this list merely as a non-exhaustive guide:

•	financial results or forecasts;
•	status of product or product candidate development or regulatory approvals;
•	acquisitions or dispositions of assets, divisions or companies;
•	public or private sales of debt or equity securities;
•	stock splits, dividends or changes in dividend policy;
•	the establishment of a repurchase program for the Company securities;
•	gain or loss of a significant licensor, licensee or supplier;
•	changes or new corporate partner relationships or collaborations;
•	regulatory developments;
•	management or control changes;
•	employee layoffs;
•	a disruption in the Company’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;
•	tender offers or proxy fights;
•	accounting restatements; and
•	litigation or settlements.

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When information is considered public

The prohibition on trading when you have material nonpublic information lifts once that information becomes publicly disseminated. But for information to be considered publicly disseminated, it must be widely disseminated through a press release, a filing with the Securities and Exchange Commission (the “SEC”), or other widely disseminated announcement. Once information is publicly disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. For persons subject to this policy, information will be considered publicly disseminated for purposes of this policy only after one full trading day has elapsed since the information was publicly disclosed. For example, if we announce material nonpublic information before trading begins on Thursday, then you may execute a transaction in our securities on Friday; if we announce material nonpublic information after trading ends on Thursday, then you may execute a transaction in our securities on Monday. Depending on the particular circumstances, the Company may determine that a longer waiting period should apply to the release of specific material nonpublic information.

EVENT-SPECIFIC TRADING BLACKOUTS

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons may not trade in the Company securities. In that situation, the Company will notify the designated individuals that neither they nor their Related Persons may trade in the Company securities. The existence of an event-specific trading blackout should also be considered material nonpublic information and should not be communicated to any other person. Even if you have not been designated as a person who should not trade due to an event-specific trading blackout, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading blackout.

SHORT-SWING TRADING, CONTROL STOCK AND SECTION 16 REPORTS

The Company’s officers subject to Section 16 of the Exchange Act and directors should take care to avoid short-swing transactions (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are described in the Company’s Section 16 Compliance Program as in effect from time to time, and any notices of sale required by Rule 144.

PROHIBITION OF TRADING DURING PENSION PLAN BLACKOUTS

Regulation Blackout Trading Restriction (“Regulation BTR”) under the Exchange Act states that no director or executive officer of the Company may, directly or indirectly, purchase, sell or otherwise transfer any equity security of the Company (other than an exempt security) during any “blackout period” (as defined in Regulation BTR) if a director or executive officer acquires or previously acquired such equity security in connection with such person’s service or employment as a director or executive officer. Because Regulation BTR is very complex, no director or executive officer of the Company should engage in any transactions in the Company securities, even if believed to be exempt from Regulation BTR, without first consulting with our securities counsel. The Company will notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.

POLICY’S DURATION

This policy continues to apply to your transactions in the Company securities and the securities of other applicable public companies as more specifically set forth in this policy, even after your relationship with the Company has ended. If you are aware of material nonpublic information when your relationship with the Company ends, you may not trade the Company securities or the securities of other applicable publicly traded companies until the material nonpublic information has been publicly disseminated as discussed under the heading “Material Nonpublic Information—When information is considered public” above or is no longer material.

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INDIVIDUAL RESPONSIBILITY

Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company securities or the securities of other applicable public companies while aware of material nonpublic information, as more specifically set forth in this policy. Each individual is responsible for making sure that he or she complies with this policy, and that any family member, household member or other Related Persons whose transactions are subject to this policy, as discussed under the heading “Persons Subject to this Policy” above, also comply with this policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of the Company or any employee or director of the Company pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this policy or applicable securities laws. See the section under the heading “Penalties” below.

PENALTIES

Anyone who engages in insider trading or otherwise violates this policy may be subject to both civil liability and criminal penalties. Violators also risk disciplinary action by the Company, including termination of employment.

AMENDMENTS

The Company is committed to continuously reviewing and updating its policies and procedures. The Company’s Board of Directors (the “Board”), or another authorized committee of the Board therefore reserves the right to amend, alter or terminate this policy at any time and for any reason.

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